Exhibit 99.1

IMMEDIATE RELEASE

PMFG, Inc. (parent of Peerless Mfg. Co.) Reports Fourth Quarter and Fiscal Year 2015 Financial Results

Dallas, Texas – August 27, 2015 – PMFG, Inc. (the “Company”) (NASDAQ: PMFG) today reported financial results for the quarter and fiscal year ended June 27, 2015.

Fourth Quarter Fiscal Year 2015 Compared to 2014

Revenue in the fourth quarter of fiscal 2015 decreased $2.0 million, or 5.0 percent, to $37.7 million compared to the fourth quarter of fiscal 2014. The decline in revenue is largely attributed to a strong fourth quarter in fiscal 2014 in our Environmental Systems segment. On a sequential basis, revenue in the fourth quarter of fiscal 2015 increased $2.9 million, or 8.4 percent, over the third quarter of fiscal 2015.

Gross profit in the quarter of $9.4 million decreased $0.6 million compared to $10.0 million in the prior year period because of the decrease in revenue. Gross profit as a percent of revenue of 24.9 percent in the current quarter was essentially flat in comparison to 25.2 percent in the prior year period. Gross profit was negatively impacted in the current quarter by the write-off of approximately $0.8 million of excess and obsolete inventory taken as part of the Company’s focus on improving working capital. Operating expenses increased $0.9 million, or 6.3 percent, in the quarter compared to the prior year period. Operating expenses in the fourth quarter of 2015 included $2.0 million of costs related to the pending merger with CECO Environmental Corp. (“CECO”), as well as $0.3 million of employee severance costs. The Company also recognized a non-cash impairment charge of $0.4 million in the fourth quarter of 2015 related to certain trade name and design guidelines.

Net loss attributable to PMFG, Inc. common stockholders was $6.7 million, or $0.31 per diluted share, in the quarter compared to a net loss of $30.0 million, or $1.42 per diluted share, in the prior year period.

Reporting Segments

Process Products segment revenue increased $1.4 million, or 5.1 percent, in the quarter to $27.4 million. The increase is attributable to higher revenue from oily-water separation systems (Skimovex) in the EMEA and APAC regions, partially offset by lower relative revenue from separation and filtration projects in the United States and Germany. The Process Products segment realized gross profit of $5.7 million in the quarter, an increase of $0.3 million over the prior year period. Gross profit as a percent of revenue improved to 20.7 percent compared to 20.4 percent in the prior year period. Cost overruns on specific projects and inefficiencies in the operation of our manufacturing facilities negatively impacted the gross profit margins in both the current and prior quarters. Excluding the impact of impairment of goodwill and intangible assets, segment operating income increased $0.8 million to $0.5 million compared to a loss of $0.3 million in the prior year period.

Environmental Systems segment revenue decreased $3.3 million, or 24.4 percent, in the fourth quarter of fiscal 2015 to $10.3 million, attributed largely to fewer environmental and combustion opportunities for burner conversion projects. The demand for combustion modifications and conversions is directly impacted by environmental regulations and the relative price and availability of natural gas to other fuel sources. The Environmental Systems segment realized gross profit of $3.7 million in the current quarter, or 36.0 percent of segment revenue. Segment operating income decreased $0.7 million to $1.6 million compared to $2.3 million in the prior year period.

Fiscal Year-To-Date 2015 Compared to 2014

Revenue for the fiscal year ended June 27, 2015 increased $28.0 million, or 21.4 percent, to $158.6 million. The year-over-year growth in revenue is largely attributed to increased Environmental Systems revenue in the United States with positive contributions from the EMEA and APAC regions.

Gross profit increased by $9.7 million, or 27.0 percent, to $45.6 million compared to $35.9 million in fiscal 2014. Included in the cost of goods sold for fiscal 2015 is $399,000 benefit from the reimbursement of previously incurred warranty costs. Included in the cost of goods sold for fiscal 2014 is $485,000 of restructuring costs related to the closure of a manufacturing plant in Texas and the relocation of the fabrication activities to the remaining plants in Texas. Gross profit as a percent of revenue improved to 28.7 percent in fiscal 2015 compared to 27.5 percent in the prior year period. During fiscal 2015, gross profit as a percentage of revenue benefitted from operational initiatives designed to improve project execution, but was offset by cost overruns and customer back-charges on specific projects.

Operating expenses increased $5.5 million, or 11.8 percent, in the fiscal year largely attributed to the acquisition of CCA, global information technology system expenditures, process-improvement initiatives and costs related to the pending merger with CECO. The Company recognized a loss on impairment of goodwill and intangibles totaling $26.6 million in fiscal 2014. The net loss attributable to PMFG, Inc. common stockholders was $8.5 million or $0.40 per diluted share for fiscal 2015 compared to a net loss of $38.4 million and $1.82 per diluted share in the prior fiscal year.

Reporting Segments

Process Products segment revenue increased $6.3 million, or 6.4 percent, to $105.3 million in fiscal 2015. The increase in revenue is attributed to higher demand for pressure vessels and oily water separation systems destined for the EMEA region. Gross profit in fiscal 2015 was generally flat compared to the prior fiscal year as the benefit of higher revenue was offset by cost overruns and back-charges. Excluding the impact of the impairment of goodwill and intangible assets, segment operating income increased $2.3 million, or 61.7 percent, to $6.1 million.

Environmental Systems segment revenue increased $21.7 million, or 68.4 percent, to $53.3 million in fiscal 2015. The higher revenue reflects the acquisition of CCA, combined with higher demand for environmental solutions. Segment operating income increased $5.3 million to $11.7 million in fiscal 2015.

Net Bookings and Backlog

Net bookings totaled $19.1 million and $123.9 million during the three and twelve month periods ended June 27, 2015, respectively. This compares to net bookings of $48.3 million and $159.3 million for the three and twelve month periods ended June 28, 2014. Bookings in the third quarter of fiscal 2015 were $27.6 million. The decrease in year-over-year bookings reflects the delay in the awards of several large projects, cancellation of planned infrastructure projects in Eastern Europe, as well as the overlap of certain larger projects awarded during fiscal 2014. We believe the delays in anticipated project awards resulted in part from recent declines in global oil prices and uncertainties regarding the timing, direction and trajectory of future movements in energy prices.

The backlog at June 27, 2015 was $81.2 million compared to $99.8 million at the end of March 2015. We estimate approximately 85 percent of the backlog value at June 27, 2015 will be recognized as revenue over the next 12 months.

Financial Condition and Cash Flows

At June 27, 2015, the Company reported $34.8 million of cash and cash equivalents (including $17.3 million of restricted cash and cash equivalents used as collateral for term loans and outstanding letters of credit), total assets of $162.5 million, net current assets of $36.1 million and a current ratio of 1.5 to 1.0.

Unrestricted cash and cash equivalents decreased $9.7 million during the fiscal year ended June 27, 2015, compared to a decrease of $25.7 million in the prior fiscal year. Cash flows in fiscal 2015 include $3.3 million used in operating activities, $1.8 million used in investing activities, $2.7 million used in financing activities and $1.9 million effect of exchange rate changes on cash.

About PMFG

We are a leading provider of custom engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. We primarily serve the markets for natural gas infrastructure, power generation and petrochemical processing. Headquartered in Dallas, Texas, we market our systems and products worldwide.

Safe Harbor Under The Private Securities Litigation Reform Act of 1995

Certain statements contained in this press release that are not historical facts are forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. The words “anticipate,” “preliminary,” “expect,” “believe,” “intend” and similar expressions identify forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for these forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause actual results to differ materially from the anticipated results expressed in these forward-looking statements. The risks and uncertainties that may affect the Company’s results include the ability to complete the pending merger with CECO; the Company’s ability to increase revenue and market share; the receipt of new, and the non-cancellation of existing, contracts; the Company’s ability to effectively manage its business functions while growing its business in a rapidly changing environment; the Company’s ability to identify growth opportunities, including through acquisitions and strategic partnerships; the Company’s ability to satisfy financial and nonfinancial covenants and requirements of our debt agreements; the Company’s ability to adapt and expand its services in such an environment; the quality of the Company’s plans and strategies; and the Company’s ability to execute such plans and strategies. Other important information regarding factors that may affect the Company’s future performance is included in the public reports that the Company files with the Securities and Exchange Commission, including the information under the heading “Risk Factors” in our Proxy Statement filed on July 31, 2015 and the information under Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 28, 2014. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of this release, or to reflect the occurrence of other events. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The inclusion of any statement in this release does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

For Further Information Contact:

Mr. Peter J. Burlage, President and Chief Executive Officer

Mr. Ronald L. McCrummen, Chief Financial Officer

PMFG, Inc.

14651 North Dallas Parkway, Suite 500

Dallas, Texas 75254

Phone: (214) 353-5545

Fax:     (214) 351-4172

www.peerlessmfg.com

Important Information for Investors and Stockholders

The information in this press release is not a substitute for the prospectus/proxy statement (the “Joint Proxy Statement/Prospectus”) that CECO filed with the SEC on July 31, 2015, which includes a prospectus with respect to shares of CECO common stock to be issued in the pending merger with CECO (the “Merger”) and a proxy statement of each of CECO and PMFG in connection with the Merger. The Joint Proxy Statement/Prospectus has been sent or given to the stockholders of record as of the close of business on July 30, 2015 of each of CECO and PMFG and will contain important information about the Merger and related matters, including detailed risk factors. CECO’S AND PMFG’S SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE MERGER HAVE BEEN FILED WITH THE SEC IN THEIR ENTIRETY AND CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Joint Proxy Statement/Prospectus and other documents that have been filed with the SEC by CECO and PMFG are available without charge at the SEC’s website, www.sec.gov, or by directing a request to (1) CECO Environmental Corp., by mail at 4625 Red Bank Road Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations, by telephone at 800-333-5475 or by going to CECO’s Investor page on its corporate website at www.cecoenviro.com; or (2) PMFG, Inc., by mail at 14651 North Dallas Parkway Suite 500, Dallas, Texas 75254, Attention: Investor Relations, by telephone at 877-879-7634, or by going to PMFG, Inc.’s Investors page on its corporate website at www.pmfginc.com.

This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

PMFG and CECO, and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of PMFG is set forth in the proxy statement for PMFG’s 2014 annual meeting of shareholders and PMFG’s Form 10-K for the year ended June 28, 2014. Information about the directors and executive officers of CECO is set forth in the proxy statement for CECO’s 2015 annual meeting of stockholders and CECO’s 10-K for the year ended December 31, 2014. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the Joint Proxy Statement/Prospectus for such proposed transactions.

PMFG, Inc.

Condensed Financial Information

(In thousands, except per share amounts)

	Three Months Ended June 27,			Three Months Ended June 28,
	2015			2014
Operating Results	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Revenues	$37,698	$—	$37,698	$39,693	$—	$39,693
Cost of goods sold	28,313		28,313	29,673	(44)	29,629

Gross profit	9,385	—	9,385	10,020	44	10,064
Operating expenses	14,636	(2,001)	12,635	13,775	—	13,775
Loss on impairment of goodwill and intangibles	406	(406)	—	26,631	(26,631)	—

Operating income	(5,657)	2,407	(3,250)	(30,386)	26,675	(3,711)
Other income (expense):
Interest income	21	—	21	(40)	—	(40)
Interest expense	(257)	—	(257)	(527)	—	(527)
Foreign exchange gain (loss)	(808)	—	(808)	(132)	—	(132)
Other income (expense)	97	—	97	3	—	3

Income (loss) before income taxes	(6,604)	2,407	(4,197)	(31,082)	26,675	(4,407)
Income tax benefit (expense)	(72)		(72)	1,023	(2,150)	(1,127)

Net earnings (loss)	$(6,676)	$2,407	$(4,269)	$(30,059)	$24,525	$(5,534)

Less net earnings (loss) attributable to noncontrolling interest	(13)	—	(13)	(51)	—	(51)

Net earnings (loss) attributible to PMFG common stockholders	$(6,663)	$2,407	$(4,256)	$(30,008)	$24,525	$(5,483)

Basic earnings per share	$(0.31)		$(0.20)	$(1.42)		$(0.26)
Diluted earnings per share	$(0.31)		$(0.20)	$(1.42)		$(0.26)

Weighted-average shares outstanding
Basic	21,297		21,297	21,067		21,067
Diluted	21,297		21,297	21,067		21,067

Adjusted EBITDA
Net earnings (loss)			$(4,269)			$(5,534)
Depreciation and amortization			731			731
Interest expense, net			236			567
Income tax expense (benefit)			72			1,127

Adjusted EBITDA			$(3,230)			$(3,109)

PMFG, Inc.

Condensed Financial Information

(In thousands, except per share amounts)

	Twelve Months Ended June 27,			Twelve Months Ended June 28,
	2015			2014
Operating Results	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Revenues	$158,643	$—	$158,643	$130,650	$—	$130,650
Cost of goods sold	113,046	399	113,445	94,754	(529)	94,225

Gross profit	45,597	(399)	45,198	35,896	529	36,425
Operating expenses	52,002	(1,832)	50,170	46,505	(576)	45,929
Loss on impairment of goodwill and intangibles	406	(406)	—	26,631	(26,631)	—

Operating income	(6,811)	1,839	(4,972)	(37,240)	27,736	(9,504)
Other income (expense):
Interest income	80	—	80	23	—	23
Interest expense	(1,748)	—	(1,748)	(1,668)	—	(1,668)
Foreign exchange gain (loss)	(905)	—	(905)	(799)	—	(799)
Other income (expense)	1,682	(1,238)	444	89	—	89

Income (loss) before income taxes	(7,702)	601	(7,101)	(39,595)	27,736	(11,859)
Income tax benefit (expense)	(520)		(520)	1,277	(2,293)	(1,016)

Net earnings (loss)	$(8,222)	$601	$(7,621)	$(38,318)	$25,443	$(12,875)

Less net earnings (loss) attributable to noncontrolling interest	250	—	250	66	—	66

Net earnings (loss) attributible to PMFG common stockholders	$(8,472)	$601	$(7,871)	$(38,384)	$25,443	$(12,941)

Basic earnings per share	$(0.40)		$(0.37)	$(1.82)		$(0.61)
Diluted earnings per share	$(0.40)		$(0.37)	$(1.82)		$(0.61)

Weighted-average shares outstanding
Basic	21,274		21,274	21,086		21,086
Diluted	21,274		21,274	21,086		21,086

Adjusted EBITDA
Net earnings (loss)			$(7,621)			$(12,875)
Depreciation and amortization			2,582			2,582
Interest expense, net			1,668			1,645
Income tax expense (benefit)			520			1,016

Adjusted EBITDA			$(2,851)			$(7,632)

	June 27,	June 28,
Condensed Balance Sheet Information	2015	2014
Current assets	$102,874	$104,834
Non-current assets	59,619	62,389

Total assets	$162,493	$167,223

Current liabilities	$66,806	$49,725
Long term debt	2,900	14,149
Other non current liabilities	5,175	5,877
Total equity	87,612	97,472

Total liabilities and equity	$162,493	$167,223

STATEMENT REGARDING NON-GAAP RESULTS

PMFG, Inc. has provided a reconciliation of non-GAAP measures in order to provide the users of this financial information with a better understanding of the impact on our financial results resulting from certain events. Adjustments in the three and twelve months ended June 27, 2015 relate to the impairment of goodwill and intangible assets and non-recurring costs associated with the proposed Merger with CECO. Also excluded in the non-GAAP results for the twelve months ended June 27, 2015 is the gain resulting from the sale of the Company’s heat exchanger product line and a one-time settlement with the Nitram selling shareholders to reimburse the Company for previously incurred warranty and environmental remediation and monitoring costs. Adjustments in the three and twelve months ended June 28, 2014 relate to non-recurring costs associated with the purchase of Combustion Components Associates, Inc. and transitioning to our new manufacturing facilities offset by the gain on the sale of the former manufacturing facility in Denton, Texas and the impairment of the goodwill and intangible assets. Management believes that excluding these items from the Company’s financial results provides investors with a clearer perspective of the current underlying operating performance of the Company, a clearer comparison between results in different periods and greater transparency regarding supplemental information used by management in its financial and operational decision making. These non-GAAP measures are not measurements under accounting principles generally accepted in the United States. These measures should be considered in addition to, but not as a substitute for, the information contained in our financial statements prepared in accordance with GAAP.